N E W S R E L E A S E

July 31, 2013

 Nevsun Announces Q2 2013 Results Release Date

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) plans to release its second quarter 2013 financial results on Wednesday August 7, 2013, pre-market open.

The Company also plans to hold a conference call on Thursday, August 8 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 1 888-287-5563 / 1 719-457-2727

UK: 0800 404 7655 (toll free)

Other International: + 1 719-457-2727

The conference call will be available for replay until August 15, 2013, by calling 1 877-870-5176 / +1 858-384-5517 and entering passcode 9956123.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com